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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             --------------------

                                   FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                    FOR THE FISCAL YEAR ENDED MARCH 31, 1998

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _________________ to __________________

                         Commission File Number 0-20287



               NU-KOTE INTERNATIONAL, INC. EMPLOYEES SAVINGS PLAN
                            (Full title of the Plan)

                             NU-KOTE HOLDING, INC.
               (Exact name of issuer as specified in its charter)




 200 BEASLEY DRIVE, FRANKLIN, TENNESSEE                      37064
(Address of principal executive offices)                   (Zip Code)

      Registrant's telephone number, including area code:  (615)794-9000

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                              REQUIRED INFORMATION


Item 1.  Not applicable.

Item 2.  Not applicable.

Item 3.  Not applicable.

Item 4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA have been included as Exhibit 1 hereto.

EXHIBITS

1. Audited financial statements for the Nu-kote International, Inc. Employees Savings Plan including statements of net assets available for plan benefits as of March 31, 1998 and 1997 and related statements of changes in net assets available for plan benefits for the years then ended, together with notes and schedules thereto.

23. Consent of PricewaterhouseCoopers L.L.P.



                                       2.
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                                   SIGNATURES


THE PLAN.    Pursuant to the requirements of the Securities Exchange Act of
             1934, the Nu-kote International, Inc. Employees Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Franklin, State of Tennessee, on the 13th day of October, 1998.



                                        Nu-kote International, Inc.
                                        Employees Savings Plan



                                        BY:   /s/ Phillip L. Theodore
                                              ------------------------
                                              Phillip L. Theodore
                                              Chief Financial Officer,
                                              Treasurer, Senior Vice President,
                                              Assistant Secretary


                                       3.